[redacted]

09041918

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45185

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/08 (MM/DD/YY) AND ENDING 04/30/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Centaurus Financial, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2300 E. Katella Ave, Suite 200
(No. and Street)

Anaheim, (City) CA (State) 92806 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Westley King, President 714-456-1790
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LaVine & Associates CPAs, Inc.
(Name – *if individual, state last, first, middle name*)

26691 Plaza Drive, Suite 222, Mission Viejo, CA 92691
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUL 09 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Westley King, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Centaurus Financial, Inc., as of April 30, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SCOTT PETERS
Commission # 1800340
Notary Public - California
Orange County
My Comm. Expires Jun 3, 2012

6/30/09
Signature

Westley King, President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

ANNUAL AUDIT REPORT

APRIL 30, 2009

<u>CENTAURUS FINANCIAL, INC.</u>

2300 E. Katella Ave, Suite 200
Anaheim, California 92806

Mr. J. Ronald King
CENTAURUS FINANCIAL, INC.
2300 E. Katella Ave, Suite 200
Anaheim, California 92806

CENTAURUS FINANCIAL, INC.

Table of Contents

LaVine
& Associates
Certified Public Accountants, Inc.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANT

Board of Directors
Centaurus Financial, Inc.
Anaheim, California

We have audited the accompanying balance sheets of Centaurus Financial, Inc. as of April 30, 2009 and 2008 and the related statements of operations, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Centaurus Financial, Inc. as of April 30, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

26691 Plaza Drive, Suite 222 • Mission Viejo, California 92691-6348 • Tel (949) 367-1935 • Fax (949) 367-1936
www.lavine-cpas.com

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

LaVine + Associates CPAs, Inc.

Mission Viejo, California
June 30, 2009

CENTAURUS FINANCIAL, INC.
Balance Sheets
April 30, 2009 and 2008

ASSETS

	2009	2008
CURRENT ASSETS		
Cash	$ 7,426,505	$ 9,240,778
Accounts receivable - Note 1	2,056,293	2,032,073
Marketable securities - Note 2	1,232,532	1,519,751
Prepaid expenses and other assets	2,175,798	1,576,822
Due from affiliates	313,409	270,697
TOTAL CURRENT ASSETS	13,204,537	14,640,121
FIXED ASSETS - at cost - net of accumulated depreciation of $336,443 and $330,555 in 2009 and 2008 - Notes 1 and 3	337,869	127,811
TOTAL ASSETS	$ 13,542,406	$ 14,767,932

LIABILITIES AND STOCKHOLDERS' EQUITY

	2009	2008
CURRENT LIABILITIES		
Commissions payable	$ 3,166,387	$ 3,342,796
Accounts payable and other liabilities	4,042,094	4,705,307
Income taxes payable - Note 7	-	693,354
TOTAL LIABILITIES - all current	7,208,481	8,741,457
COMMITMENTS AND CONTINGENCIES - Note 6		
STOCKHOLDERS' EQUITY		
Capital Stock - 10,000,000 shares authorized, 135,480 shares issued and outstanding	544,861	544,861
Retained earnings	5,789,064	5,481,614
TOTAL STOCKHOLDERS' EQUITY	6,333,925	6,026,475
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$13,542,406	$14,767,932

The accompanying notes are an integral part of the financial statements.

CENTAURUS FINANCIAL, INC.
Statements of Operations
For The Years Ended April 30, 2009 and 2008

	2009	2008
REVENUES		
Commission income	$ 66,911,080	$ 77,210,953
Interest	89,150	239,574
Other income	3,232,397	2,169,959
TOTAL REVENUES	70,232,627	79,620,486
EXPENSES		
Commission expense	59,867,656	69,302,162
Salaries	4,376,018	4,167,320
Depreciation	72,185	54,630
Interest	-	16,790
Other operating expenses	3,912,603	3,200,991
TOTAL EXPENSES	68,228,462	76,741,893
INCOME FROM OPERATIONS BEFORE PROVISION FOR INCOME TAXES	2,004,165	2,878,593
PROVISION FOR INCOME TAXES - Note 7		
Current	936,502	1,205,033
Deferred	10,513	(35,000)
TOTAL PROVISION FOR INCOME TAXES	947,015	1,170,033
NET INCOME	$ 1,057,150	$ 1,708,560

The accompanying notes are an integral part of the financial statements.

CENTAURUS FINANCIAL, INC.
Statements of Changes in Stockholders' Equity
For The Years Ended April 30, 2009 and 2008

	Common Stock	Retained Earnings	Total Stockholders' Equity
Balance - April 30, 2007	$ 544,861	$ 4,773,054	$ 5,317,915
Net Income	-	1,708,560	1,708,560
Dividends	-	(1,000,000)	(1,000,000)
Balance - April 30, 2008	544,861	5,481,614	6,026,475
Net Income		1,057,150	1,057,150
Dividends	-	(749,700)	(749,700)
Balance - April 30, 2009	$ 544,861	$ 5,789,064	$ 6,333,925

The accompanying notes are an integral part of the financial statements.

CENTAURUS FINANCIAL, INC.
Statements of Cash Flows
For The Years Ended April 30, 2009 and 2008

	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 1,057,150	$ 1,708,560
Adjustments to reconcile net income to net cash used by operating activities:		
Depreciation	72,185	54,630
Removal of abandoned assets	35,679	-
Unrealized loss and sale of marketable securities	387,219	45,539
Changes in assets and liabilities:		
Increase in accounts receivable	(24,220)	(281,873)
Increase in prepaid expenses and other assets	(641,688)	(353,939)
(Decrease) Increase in accounts payable and other liabilities	(663,213)	1,748,609
Decrease in commissions payable	(176,409)	(719,737)
(Decrease) Increase in income taxes payable	(693,354)	637,944
Net cash (consumed) provided by operating activities	(646,651)	2,839,733
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of fixed assets	(317,922)	(25,129)
Purchase of marketable securities	(100,000)	(250,000)
Net cash consumed by investing activities	(417,922)	(275,129)
CASH FLOWS FROM FINANCING ACTIVITIES		
Repayment of Subordinated note	-	(250,000)
Payment of dividends	(749,700)	(1,000,000)
Net cash consumed by financing activities	(749,700)	(1,250,000)
Net (decrease) increase in cash	(1,814,273)	1,314,604
CASH BALANCE - beginning	9,240,778	7,926,174
CASH BALANCE - ending	$ 7,426,505	$ 9,240,778
Supplemental disclosure of cash flow information:		
Interest paid	$ -	$ 16,790
Income taxes paid	$ 1,011,472	$ 960,272

The accompanying notes are an integral part of the financial statements.

CENTAURUS FINANCIAL, INC.
Statements of Changes in Liabilities
Subordinated to Claims of General Creditors
April 30, 2009 and 2008

BALANCE - APRIL 30, 2007	$ 250,000
Repayment of Subordinated Note	(250,000)
BALANCE - APRIL 30, 2008	-
No Activity	
BALANCE - APRIL 30, 2009	$ -

The accompanying notes are an integral part of the financial statements.

THE COMPANY

Centaurus Financial, Inc., "the Company", is a registered securities broker-dealer and is a subsidiary of Federation of Financial Services, Inc. The Company sells financial products, primarily mutual funds and insurance, through independent registered representatives. The Company is registered to do business throughout the United States.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies and practices of the Company are as follows:

Accounting method - the Company uses the accrual method of accounting for both financial statement reporting and income tax return preparation.

Recognition of sales and income - securities transactions are recorded on a settlement basis, generally the third business day following the transaction date.

Fixed assets - fixed assets are stated at cost. Repairs and maintenance expenditures which do not extend the useful life of the assets owned are expensed as incurred. Depreciation is computed using both straight-line and accelerated methods, based upon the estimated useful lives of the assets ranging from three to five years.

Income taxes - a provision has been made for the estimated amount of income taxes which are payable currently and in the future (See Note 7). Deferred income taxes are computed annually in accordance with Financial Accounting Standards Board Statement No. 109, Accounting for Income Taxes, when applicable.

Use of estimates - the preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Comprehensive income – Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income, (SFAS 130), requires that total comprehensive income be reported in the financial statements. Comprehensive income was the same as net income for the years ended April 30, 2009 and 2008.

NOTE 2 - MARKETABLE SECURITIES

The Company has marketable securities held at a brokerage firm. The securities are classified as available for sale and reported at their current market value.

NOTE 3 - FIXED ASSETS

Fixed assets are stated at cost and as of April 30, 2009 and 2008 consist of the following:

	2009	2008
Office furniture and fixtures	$ 431,996	$ 223,364
Office computers and equipment	227,722	197,734
Leasehold improvements	14,594	37,268
	674,312	458,366
Less accumulated depreciation	(336,443)	(330,555)
Net fixed assets	$ 337,869	$ 127,811

Depreciation expense was $72,185 and $54,630 for the years ended April 30, 2009 and 2008, respectively. In September 2008, the Company retired various assets and leasehold improvement after moving to its new offices.

NOTE 4 - SUBORDINATED LOANS

The Company had a subordination loan agreement with Federation of Financial Services, Inc. in the amount of $250,000.

The subordinated borrowing and the accrued interest is covered by agreements approved by FINRA (formerly the National Association of Securities Dealers - NASD), and is available in computing net capital under the Securities and Exchange Commission uniform net capital rule. The terms of the subordinated loan agreement included certain covenants and restrictions as to the repayment of this loan. This note was repaid in full in March, 2008.

NOTE 5 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. At April 30, 2009 and 2008 the Company had net capital of $3,429,688 and $3,938,131 which was $2,949,123 and $3,355,367 in excess of its required net capital of $480,565 and $582,764, respectively.

NOTE 6 - COMMITMENTS AND CONTINGENCIES

The Company has entered into a new office lease in Anaheim, California beginning September 1, 2008 for a six-year term. The monthly rent is $26,668 at the beginning of the new term for the first year. The operating lease for the prior office location in Orange, California expired in September 2008. Rent expense was $303,927 and $186,332, respectively, for the years ended April 30, 2009 and 2008.

The following is a schedule of minimum lease payments for the next five years:

2010	$ 326,416
2011	336,208
2012	346,288
2013	356,656
2014	367,384
	$ 1,732,952

NOTE 7 - PROVISION FOR INCOME TAXES

The provision for income taxes at April 30, 2009 and 2008 consists of the following:

	Current	Deferred	Total
2009			
Federal	$ 709,000	$ 24,622	$ 733,622
State	227,502	(14,109)	213,393
	$ 936,502	$ 10,513	$ 947,015
2008			
Federal	$ 943,470	$ (27,000)	$ 916,470
State	261,563	(8,000)	253,563
	$ 1,205,033	$ (35,000)	$ 1,170,033

NOTE 7 - PROVISION FOR INCOME TAXES, continued

For income tax purposes, the Company will file its income tax returns on a consolidated basis. The provision for income tax expense has been allocated to the Company based upon its estimated share of the total income tax provision on a consolidated basis.

NOTE 8 - SIGNIFICANT GROUP CONCENTRATIONS

The Company has banking relations with a financial institution in which depository account balances exceed $100,000.

NOTE 9 - RELATED PARTY TRANSACTIONS

The Company has an agreement with Broker Design & Development, Inc. "BD&D", an affiliated corporation, which provides continuing education, product development and related support services to the Company

The Company also has an agreement with affiliate Hamilton Strategic Marketing, Inc., "Hamilton", which provides seminar, convention support and state registration services to the Company. For the years ended April 30, 2009 and 2008, the Company paid Hamilton $1,325,322 and $690,132, respectively in connection with this agreement.

NOTE 10 - RETIREMENT PLANS

The Company sponsors a 401(k) plan. Employer contributions were $73,435 and $57,967 for the years ended April 30, 2009 and 2008, respectively.

CENTAURUS FINANCIAL, INC.
Computation of Net Capital Pursuant to Rule 15c3-1
April 30, 2009 and 2008

	2009	2008
COMPUTATION OF NET CAPITAL		
Total ownership equity:		
Stockholders' equity (from balance sheet)	$ 6,333,925	$ 6,026,475
Deductions:		
Fixed assets - net	(337,869)	(127,811)
Prepaid expenses and other assets	(2,075,798)	(1,476,822)
Due from affiliates	(313,409)	(270,697)
Haircut on securities	(157,161)	(193,014)
Fidelity bond deductible	(20,000)	(20,000)
Net Capital	$ 3,429,688	$ 3,938,131
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Minimum dollar net capital requirement	$ 100,000	$ 100,000
Minimum net capital (6-2/3% of aggregate indebtedness)	$ 480,565	$ 582,764
Excess net capital	$ 2,949,123	$ 3,355,367
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness)	$ 2,708,840	$ 3,063,985
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total liabilities (from balance sheet)	$ 7,208,481	$ 8,741,457
Ratio of aggregate indebtedness to net capital	2.10	2.22

RECONCILIATION

The following is a reconciliation as of April 30, 2009 and 2008 of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 17a-5(d)(4):

	2009	2008
Net Capital - Company's computation	$ 4,657,652	$ 4,372,316
Reconciling items:		
Accrual of bonuses	(605,000)	(977,536)
Tax provision adjustment	(237,547)	751,851
Accounts payable accrual	(422,175)	(208,500)
Other assets/liabilities adjustments	36,758	-
Net Capital	$ 3,429,688	$ 3,938,131

CENTAURUS FINANCIAL, INC.
Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3

April 30, 2009 and 2008

The respondent claims an exemption under paragraph (k)(2)(ii) of SEC Rule 15c3-3.

CENTAURUS FINANCIAL, INC.
Information Relating to the Possession or Control
Requirements Under Rule 15c3-3

April 30, 2009 and 2008

The respondent claims an exemption under paragraph (k)(2)(ii) of SEC Rule 15c3-3.

LaVine
& Associates
Certified Public Accountants, Inc.

**Independent Auditor's Report On Internal
Control Structure Required
By SEC Rule 17a-5**

Board of Directors
Centaurus Financial, Inc.
Anaheim, California

In planning and performing our audit of the financial statements and supplemental schedules of Centaurus Financial, Inc. (the Company), as of and for the year ended April 30, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

26691 Plaza Drive, Suite 222 • Mission Viejo, California 92691-6348 • Tel (949) 367-1935 • Fax (949) 367-1936
www.lavine-cpas.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future period is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at April 30, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

LaVine & Associates CPAs, Inc.

Mission Viejo, California
June 30, 2009

CENTAURUS FINANCIAL, INC.

FINANCIAL STATEMENTS

APRIL 30, 2009 and 2008